July 2, 2013

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Matthew Jones

Re:	Sorrento Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-189538

Dear Mr. Jones:

This letter sets forth the response of Sorrento Therapeutics, Inc., a Delaware corporation (the “Company” or “we”), to the comment received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 1, 2013 (“Comment Letter”) concerning the Company’s Registration Statement on Form S-3 filed on June 24, 2013 (the “Filing”).

Pursuant to General Instruction I.B.1 to Form S-3, a registrant is eligible to conduct a primary offering of its securities on Form S-3 if the aggregate market value of its voting and non-voting common equity held by the registrant’s non-affiliates is $75 million or more. The instruction to General Instruction I.B.1 to Form S-3 states that the aggregate market value of the registrant’s outstanding voting and non-voting common equity shall be computed by use of the price at which the common equity was last sold or the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of filing.

We believe the Company is eligible to file Form S-3 for a primary offering pursuant to General Instruction I.B.1 based on the following calculations. As of May 13, 2013, the Company had 336,075,440 shares of common stock issued and outstanding. Pursuant to the Company’s definitive proxy statement filed with the Commission on May 13, 2013, 157,189,433 shares of the 336,075,440 shares issued and outstanding were held by affiliates. As of June 10, 2013, the Company’s common stock had a closing sale price of $0.47 on the OTCQB, therefore the aggregate market value of the common equity held by non-affiliates of the Company was $84,076,423.

Sincerely yours,

/s/ Jeffrey J. Fessler

Jeffrey J. Fessler

cc: Dr. Henry Ji